UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 11-K

(Mark One)

ANNUAL REPORT

☒ PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the fiscal year ended December 31, 2010

or

TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from __________to__________

Commission File Number 1-5273-1

STERLING BANCORP/STERLING NATIONAL BANK 401(k) PLAN (Full title of the plan)

Sterling Bancorp 650 Fifth Avenue New York, NY 10019

(Name of issuer of the Securities held pursuant to the plan and address of its principal executive office)

TABLE OF CONTENTS

Page
Report of Independent Registered Public Accounting Firm	1 - 2
Statements of Net Assets Available for Plan Benefits	3
Statement of Changes in Net Assets Available for Plan Benefits	4
Notes to Financial Statements	5 - 14
Supplemental Schedules
Signatures
Index to Exhibits
EX-23.1: Consent of Independent Registered Public Accounting Firm
EX-23.2: Consent of Independent Registered Public Accounting Firm

STERLING BANCORP/STERLING NATIONAL BANK
401(k) PLAN

FINANCIAL STATEMENTS

DECEMBER 31, 2010 AND 2009

STERLING BANCORP/STERLING NATIONAL BANK
401(k) PLAN

Table of Contents

Page

Report of Independent Registered Public Accounting Firm	1 - 2

Financial Statements:

Statements of Net Assets Available for Benefits as of December 31, 2010 and 2009	3

Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2010 and 2009	4

Notes to Financial Statements	5 - 14

Supplemental Schedules

Schedule of Assets (Held at End of Year) as of December 31, 2010	15 - 16

Schedule of Delinquent Participant Contributions	17

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Retirement Committee of Sterling Bancorp/

Sterling National Bank and the Participants of Sterling

Bancorp/Sterling National Bank 401(k) Plan

We have audited the accompanying statement of net assets available for benefits of Sterling Bancorp/Sterling National Bank 401(k) Plan (the "Plan") as of December 31, 2010, and the related statement of changes in net assets available for benefits for the year then ended. The financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2010, and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic 2010 financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2010 and supplemental schedule of delinquent participant contributions for the year ended December 31, 2010 are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplemental information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic 2010 financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic 2010 financial statements taken as a whole.

EISNERAMPER LLP

New York, New York

June 28, 2011

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the 401(k) Administrative Committee of

Sterling Bancorp/Sterling National Bank 401(k) Plan

We have audited the accompanying statement of net assets available for benefits of Sterling Bancorp/Sterling National Bank 401(k) Plan (the "Plan") as of December 31, 2009, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Sterling Bancorp/Sterling National Bank 401(k) Plan as of December 31, 2009, and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

AMPER, POLITZINER & MATTIA, LLP

New York, New York

June 25, 2010

STERLING BANCORP/STERLING NATIONAL BANK
401(k) PLAN

Statements of Net Assets Available for Benefits

December 31,

	2010	2009

Investments at Fair Value:
Sterling Bancorp Common Stock	$4,234,152	$2,827,276
Guaranteed Interest Accounts	898,925	838,645
Pooled Separate Accounts	15,453,407	12,839,121
Mutual Funds	4,340,998	3,526,721

	24,927,482	20,031,763

Cash	5,333	7,554

Notes Receivable from Participants	778,118	704,454

Contributions Receivable:
Participant	74,362	80,929
Employer	314,914	15,510

Total Contributions Receivable	389,276	96,439

Net Assets Available for Benefits	$26,100,209	$20,840,210

See accompanying notes to financial statements.

STERLING BANCORP/STERLING NATIONAL BANK
401(k) PLAN

Statements of Changes in Net Assets Available for Benefits

For the Years Ended December 31,

	2010	2009

Additions:

Additions to Net Assets Attributed to:

Investment Income (Loss):
Interest and Dividends	$206,174	$263,799
Net Appreciation (Depreciation) in Fair Value of Investments	3,545,404	(202,026)

	3,751,578	61,773

Interest Income on Notes Receivable from Participants	45,653	35,075

Contributions:
Participants	2,629,125	2,544,720
Rollovers	268,784	238,111
Employer	314,914	265,009

	3,212,823	3,047,840

Total Additions	7,010,054	3,144,688

Deductions:

Deductions from Net Assets Attributed to:
Benefits Paid to Participants	1,727,494	1,792,042
Administrative Expenses	22,561	14,114

Total Deductions	1,750,055	1,806,156

Net Increase	5,259,999	1,338,532

Net Assets Available for Benefits at:
Beginning of Year	20,840,210	19,501,678

End of Year	$26,100,209	$20,840,210

See accompanying notes to financial statements.

STERLING BANCORP/STERLING NATIONAL BANK
401(k) PLAN

Notes to Financial Statements
December 31, 2010 and 2009

(1)	Description of the Plan

The following brief description of the Sterling Bancorp/Sterling National Bank 401(k) Plan (the Plan) is presented for information purposes only and is not intended as a summary plan description for participants. Participants should refer to the Plan document for more complete information.

	(a)	General

The Plan is a defined contribution plan covering all employees of Sterling Bancorp and subsidiaries (the Company or Plan Sponsor), to help supplement participants’ retirement income. The Plan was established effective January 1, 1990, amended and restated effective September 1, 2007.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

The Plan is administered by a committee and such committee acts as the Plan’s administrator. Sterling Bancorp is a bank holding company and its common shares are listed on the New York Stock Exchange. Sterling National Bank (the Bank) is a wholly owned subsidiary of Sterling Bancorp.

	(b)	Contributions

Employees are eligible to join the Plan as an active participant for purposes of contributions other than matching contributions on the first day of the month following their date of employment. Participants may contribute a minimum of 1% of salary to the maximum allowable under the Internal Revenue Code regulations, which is $16,500 for both the 2010 and 2009 plan year.

Employees who have attained the age of 50 years may make catch-up contributions of $5,500 for both 2010 and 2009, which increases the maximum allowable contribution to $22,000 for both plan years.

Effective January 1, 2010, plan participants are eligible for matching contributions on the first payroll period following their completion of six months of service. Eligible employees who are Plan participants on the last day of the year and those who participated during the year but reached age 65, became disabled or died during the year, will receive the matching contribution. Prior to January 1, 2010, participants hired on or after January 2, 2006 were eligible for matching contributions on the first day of the month after one year of service in which the employee has worked 1,000 or more hours.

Employees who are active members of the Sterling Bancorp/Sterling National Bank Employees’ Retirement Plan are not eligible for matching contributions.

Participants may elect to change their contributions effective as of the first day of each calendar month. Participants may discontinue their contributions at any time.

STERLING BANCORP/STERLING NATIONAL BANK
401(k) PLAN

Notes to Financial Statements
December 31, 2010 and 2009

(c)	Vesting

Participants are fully vested in their own contributions and earnings. Company’s contributions are vested based on the following schedule:

Years of vesting service	Percent vested

Less than 1 year	—
1 year	33
2 years	66
3 or more years	100

(d)	Forfeited Accounts

Forfeited balances of terminated participants’ nonvested accounts are used to reduce the Plan’s administrative expenses or future company contributions as further defined by the Plan. The amounts of forfeitures used to pay administrative expenses were approximately $13,500 for the year ended December 31, 2010. In 2009, approximately $18,400 of forfeitures were used to reduce Company contributions and to pay administrative expenses. The forfeitures account balance as of December 31, 2010 and 2009 was approximately $830 and $330, respectively.

(e)	Participant Accounts

Each participant’s account is credited with the participant’s contributions and its share of the Company’s contribution, if any, and investment earnings, and charged with withdrawals and an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. Each participant is entitled only to the benefits that can be provided from that participant’s vested account.

(f)	Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest.

Under the Plan, a participant may borrow up to the lesser of 50% of his or her vested account balance or $50,000, subject to a minimum amount of $1,000. The loans are secured by the balance in the participant’s account and interest is charged to participants at rates that provide a return commensurate with the prevailing rate of interest that would be charged by independent lenders for similar notes ranging from 5.25% to 10.25%. The period of repayment of any note shall not exceed five years unless the note is to be used in conjunction with the purchase of the principal residence of the participant, in which case the note term may not exceed 30 years. A participant may not have more than one note outstanding at a time.

STERLING BANCORP/STERLING NATIONAL BANK
401(k) PLAN

Notes to Financial Statements
December 31, 2010 and 2009

	(g)	Payments of benefits

A participant may withdraw his or her vested account balance on their retirement date, or make withdrawals based on hardship, death, disability, loans, and termination of employment, as defined in the Plan agreement.

When participation in the Plan terminates for any reason other than death, the participant’s vested account balance, as defined in the Plan agreement, shall be distributed to such participant. When participation in the Plan is terminated by reason of death, the participant’s entire account balance, as defined in the Plan agreement, shall be distributable to his or her designated beneficiary or executor. Distributions may be elected to be made in a lump sum, fixed period annuity, fixed period installment, or fixed payment installment option. The portion of a participant’s vested account that is held in the Employer Securities Fund may be distributed in kind.

(2)	Summary of Significant Accounting Policies

	(a)	Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting.

	(b)	Use of Estimates

The preparation of the Plan’s financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

	(c)	Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest is recorded on the accrual basis. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

	(d)	Notes Receivable from Participants

In September 2010, the Financial Accounting Standards Board (“FASB”) issued new guidance that requires  participant loans be classified as notes receivable from participants in the financial statements of a defined contribution pension plan, measured at the unpaid principal balance plus accrued, but unpaid interest. The Plan adopted the new guidance, which is effective for fiscal years ending after December 15, 2010, and is applied retrospectively, by reclassifying participant loans on the Statement of Net Assets Available for Benefits and interest income on the Statement of Changes in Net Assets Available for Benefits for all years presented.

STERLING BANCORP/STERLING NATIONAL BANK
401(k) PLAN

Notes to Financial Statements
December 31, 2010 and 2009

(e)	Payment of Benefit

Benefit payments to participants are recorded when paid.

(f)	Expenses

Administrative expenses of the Plan are paid by either the Company or the Plan, as provided in the Plan document.

(g)	Accounting Standards Update No. 2011-04:

In May 2011, the FASB issued ASU No. 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and International Financial Reporting Standards (Topic 820) - Fair Value Measurement. The new guidance relates to fair value measurements, related disclosures and consistent meaning of the term “fair value” in U.S. GAAP and International Financial Reporting Standards. The amendment clarifies how to apply the existing fair value measurements and disclosures. For fair value measurements classified within level 3, an entity is required to disclose quantitative information about the unobservable inputs. A reporting entity is also required to disclose additional information like valuation processes, a narrative description of the sensitivity of the fair value measurements to changes in unobservable inputs and the interrelationships between those unobservable inputs.

For public entities the guidance is to be applied effective during interim and annual periods beginning after December 15, 2011. Early application for public entities is not permitted. The Plan is currently evaluating the impact of the adoption of ASU 2011-04 on its financial statements.

(3)	Investment Valuation and Income Recognition

FASB’s Accounting Standards Codification, (ASC) 820, Fair Value Measurements and Disclosures, provides the framework for measuring fair value. The framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements), and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described as follows:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2	Inputs to the valuation methodology include:

•	Quoted prices for similar assets or liabilities in active markets;

•	Quoted prices for identical or similar assets or liabilities in inactive markets;

•	Inputs other than quoted prices that are observable for the asset or liability;

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

STERLING BANCORP/STERLING NATIONAL BANK
401(k) PLAN

Notes to Financial Statements
December 31, 2010 and 2009

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

In January 2010, the FASB issued amended guidance on fair value measurements. The Plan has adopted the amended provisions that are effective for interim and annual reporting periods beginning after December 15, 2009 regarding disclosures of significant transfers in and out of Level 1 and Level 2 assets and description of the reasons for the transfers. Additional disclosures that are effective for fiscal years beginning after December 15, 2010 regarding reporting purchases, sales, issuances, and settlements of Level 3 assets on a gross basis should not have a significant impact on the Plan’s financial statements.

The following is a description of the valuation methodologies used for assets measured at fair value.
There have been no changes in the methodologies used at December 31, 2010 and 2009.

Common stock: Valued at the closing price reported on the active market on which the individual securities are traded.

Mutual funds: Valued at the net asset value of shares held by the Plan at year end.

Pooled separate accounts (PSA): Valued at net asset value as reported by the investment manager of the fund and is based on the market value of the underlying investments.

Guaranteed interest accounts (GIA): Fair value represents the value the Plan would receive if the contract was terminated, which is book value less an early withdrawal charge.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The contract with Principal Life Insurance Company (“Principal”), contains provisions whereby Principal reserves the right to impose a monthly installment payout over 36 months if transfers from separate accounts exceed certain thresholds.

Certain pooled separate accounts do not allow investment transfers into the account during the 30 day period following one transfer out of such account. In addition, certain mutual funds limit transfer activity up to a specified threshold amount of $1,000 to $5,000 within a time period ranging from 30 days to three months. However, contributions into these investments are not impacted by the limits on transfer activity. Participants may still make transfers out to different investment options.

Fidelity Advisor Technology Fund is subject to 0.75% redemption fee on withdrawals including, but not limited to, transfers, lump sum withdrawals at termination, retirement, or rollovers. Loan, death and hardship withdrawals and minimum required distributions are not subject to the redemption fee.

STERLING BANCORP/STERLING NATIONAL BANK
401(k) PLAN

Notes to Financial Statements
December 31, 2010 and 2009

Effective September 2008, the U.S. Property Separate Account is subject to withdrawal limitations due to economic conditions adversely affecting the commercial real estate market in which this separate account invests. As a result, death, disability, retirement and hardship withdrawals are being paid out while requests to transfer out of the separate account, take a loan, or termination distributions are subject to limitations. The related annuity contract allows withdrawal limitation to be applied for up to three years.

Effective March 25, 2011, the U.S. Property Separate Account’s transactions are no longer subject to the withdrawal limitation.

The following tables set forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2010 and 2009:

	Assets at Fair Value as of December 31, 2010

	Level 1	Level 2	Level 3	Total

Sterling Bancorp Common Stock	$4,234,152	$—	$—	$4,234,152

Guaranteed Interest Accounts – A Credit Rating	—	—	898,925	898,925

Pooled Separate Accounts
Balanced Asset Allocation – Conservative	—	332,418	—	332,418
Balanced Asset Allocation - Large Blend	—	584,595	—	584,595
Balanced Asset Allocation – Moderate	—	1,083,440	—	1,083,440
Balanced Asset Allocation - Retirement Income	—	43,456	—	43,456
Balanced Asset Allocation - Target Date	—	2,727,177	—	2,727,177
Fixed Income - Intermediate Term	—	667,058	—	667,058
Fixed Income - Owned Real Estate	—	—	316,056	316,056
International Equity - Large Blend	—	1,035,721	—	1,035,721
International Equity - Small/Mid Cap	—	398,133	—	398,133
Large U.S. Equity – Blend	—	1,016,866	—	1,016,866
Large U.S. Equity – Value	—	846,881	—	846,881
Large U.S. Equity – Growth	—	748,950	—	748,950
Small/Mid U.S. Equity – Blend	—	983,033	—	983,033
Small/Mid U.S. Equity – Growth	—	914,944	—	914,944
Small/Mid U.S. Equity – Value	—	607,327	—	607,327
Short-Term Fixed Income	—	3,115,159	—	3,115,159
Other	—	32,193	—	32,193

Total Pooled Separate Accounts	—	15,137,351	316,056	15,453,407

Mutual Funds
Fixed Income	674,572	—	—	674,572
International Equity	407,120	—	—	407,120
Large U.S. Equity - Blend	828,728	—	—	828,728
Large U.S. Equity - Growth	830,062	—	—	830,062
Small/Mid U.S. Equity - Growth	733,718	—	—	733,718
Small/Mid U.S. Equity - Value	301,086	—	—	301,086
Other	565,712	—	—	565,712

Total Mutual Funds	4,340,998	—	—	4,340,998

	$8,575,150	$15,137,351	$1,214,981	$24,927,482

STERLING BANCORP/STERLING NATIONAL BANK
401(k) PLAN

Notes to Financial Statements
December 31, 2010 and 2009

	Assets at Fair Value as of December 31, 2009

	Level 1	Level 2	Level 3	Total

Sterling Bancorp Common Stock	$2,827,276	$—	$—	$2,827,276

Guaranteed Interest Accounts - A Credit Rating	—	—	838,645	838,645

Pooled Separate Accounts
Balanced Asset Allocation - Conservative	—	367,504	—	367,504
Balanced Asset Allocation - Large Blend	—	438,655	—	438,655
Balanced Asset Allocation - Moderate	—	719,509	—	719,509
Balanced Asset Allocation - Retirement Income	—	66,921	—	66,921
Balanced Asset Allocation - Target Date	—	1,818,079	—	1,818,079
Fixed Income - Intermediate Term	—	387,707	—	387,707
Fixed Income - Owned Real Estate	—	—	321,129	321,129
International Equity - Large Cap	—	866,453	—	866,453
International Equity - Small/Mid Cap	—	318,523	—	318,523
Large U.S. Equity - Blend	—	829,496	—	829,496
Large U.S. Equity - Value	—	773,149	—	773,149
Large U.S. Equity - Growth	—	608,469	—	608,469
Small/Mid U.S. Equity - Blend	—	823,019	—	823,019
Small/Mid U.S. Equity - Growth	—	590,974	—	590,974
Small/Mid U.S. Equity - Value	—	395,844	—	395,844
Short-Term Fixed Income	—	3,488,631	—	3,488,631
Other	—	25,059	—	25,059

Total Pooled Separate Accounts	—	12,517,992	321,129	12,839,121

Mutual Funds
Fixed Income	484,062	—	—	484,062
International Equity	299,163	—	—	299,163
Large U.S. Equity - Blend	682,225	—	—	682,225
Large U.S. Equity - Growth	766,233	—	—	766,233
Small/Mid U.S. Equity - Blend	12	—	—	12
Small/Mid U.S. Equity - Growth	581,110	—	—	581,110
Small/Mid U.S. Equity - Value	220,381	—	—	220,381
Other	493,535	—	—	493,535

Total Mutual Funds	3,526,721	—	—	3,526,721

	$6,353,997	$12,517,992	$1,159,774	$20,031,763

Level 3 Summary of Changes

The table below sets forth a summary of changes in the fair value of the Plan’s Level 3 assets for the years ended December 31, 2010 and 2009.

Level 3 Assets for year ended December 31, 2010

	January 1, 2010	Realized/ Unrealized Gains (Losses)	Purchases, Sales, Issuances and Settlements (Net)	December 31, 2010

Guaranteed Interest Accounts	$838,645	$5,469	$54,811	$898,925
Pooled Separate Account	321,129	45,499	(50,572)	316,056

Total	$1,159,774	$50,968	$4,239	$1,214,981

STERLING BANCORP/STERLING NATIONAL BANK
401(k) PLAN

Notes to Financial Statements
December 31, 2010 and 2009

Level 3 Assets for year ended December 31, 2009

	January 1, 2009	Realized/ Unrealized Gains (Losses)	Purchases, Sales, Issuances and Settlements (Net)	December 31, 2009

Guaranteed Interest Accounts	$720,081	$(8,346)	$126,910	$838,645
Pooled Separate Account	414,126	(136,488)	43,491	321,129

Total	$1,134,207	$(144,834)	$170,401	$1,159,774

Gains and losses (realized and unrealized) included in changes in net assets for the periods above are reported in net appreciation (depreciation) in fair value of investments in the statements of changes in net assets available for benefits.

The availability of observerable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another. In such instances, the transfer is reported at the beginning of the reporting period.

We evaluated the significance of transfers between levels based upon the nature of the financial instrument and size of the transfer relative to total net assets available for benefits. For the year ended December 31, 2010, there were no significant transfers in or out of levels 1, 2, or 3.

(4)	Investment Account with Insurance Company

The Plan provides an investment option to invest in a non benefit-responsive guaranteed interest account with Principal Insurance Company (Principal). Principal maintains the contributions in a general account. The account is credited with a guaranteed and fixed rate of return. The guaranteed interest account is contractually obligated to repay the principal and specified interest rate that is guaranteed to the Plan by Principal.

The guaranteed interest account is non benefit-responsive, and therefore fair value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the guaranteed interest account.

The guaranteed interest account promises contract value for a benefit event, such as a termination, death, disability or retirement. However, there is a market value adjustment, which is also called a surrender charge, when funds are withdrawn prior to their maturity or for a non-benefit event, such as a withdrawal from the account for a change in investment option.

The guaranteed interest account does not permit the insurance company to terminate the agreement prior to the scheduled maturity date.

For the years ended December 31, 2010 and 2009, the interest rate in the guaranteed interest account was 3.14% and 3.45%, respectively.

(5)	Investments

The following table presents the fair value of investments that represent 5% or more of the Plan’s net assets available for benefits at December 31, 2010 and 2009:

	2010	2009

Sterling Bancorp Common Stock	$4,234,152	$2,827,276
Principal Global Investors Money Market Sep Account	3,115,159	3,488,631

STERLING BANCORP/STERLING NATIONAL BANK
401(k) PLAN

Notes to Financial Statements
December 31, 2010 and 2009

The net appreciation (depreciation) of the Plan’s investments (including gains and losses on investments bought and sold, as well as, held during the year) for the years ended December 31, 2010 and 2009, is as follows:

	2010	2009

Sterling Bancorp Common Stock	$1,309,182	$(2,504,629)
Mutual Funds	542,083	752,156
Pooled Separate Accounts	1,690,891	1,558,793
Guaranteed Interest Accounts	5,469	(8,346)
Other	(2,221)	—

	$3,545,404	$(202,026)

Dividends from Sterling Bancorp Common Stock are earned by the Plan quarterly. Dividends are used to purchase additional shares of stock.

(6)	Risks and Uncertainties

The Plan invests in various investment securities which are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with these securities, it is at least reasonably possible that changes in their values will occur in the near term and that such changes could materially affect the participants’ account balances and the amounts reported in the statement of net assets available for benefits.

Users of these financial statements should be aware that the financial markets’ volatility may significantly impact the subsequent valuation of the Plan’s investments. Accordingly, the valuation of investments at December 31, 2010 may not necessarily be indicative of amounts that could be realized in a current market exchange.

(7)	Plan Termination

Although the Company has not expressed any intent to do so, it has the right under the Plan to discontinue and terminate the Plan at any time subject to the provisions of ERISA. In the event of plan termination or partial termination, the participant account balances shall become fully vested, and net assets distributed to participants and beneficiaries in proportion to their respective account balances.

(8)	Tax Status

The IRS has determined and informed the Company by a letter dated March 27, 2008, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). Although the plan has been amended since receiving the tax determination letter, the plan administrator and the Plan’s tax counsel believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC and therefore believe that the Plan is qualified and the related trust is tax-exempt.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by a government authority. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2010, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2007.

STERLING BANCORP/STERLING NATIONAL BANK
401(k) PLAN

Notes to Financial Statements
December 31, 2010 and 2009

(9)	Parties-in-interest Transactions

Certain Plan investments are shares of pooled separate accounts and guaranteed interest accounts managed by Principal. Principal is the record keeper and custodian of the Plan and, therefore, these transactions qualify as party-in-interest transactions. Also, the Plan offers as one of the investments, the common stock of Sterling Bancorp, the Plan Sponsor. Sterling Bancorp is the trustee and, therefore, these transactions qualify as party-in-interest transactions. Notes receivable from participants also qualify as party-in-interest transactions.

(10)	Mutual Fund Fees

Investments in mutual funds are subject to sales charges in the form of front-end loads, back-end loads or 12b-1 fees. 12b-1 fees, which are ongoing fees allowable under Section 12b-l of the Investment Company Act of 1940, are annual fees deducted to pay for marketing and distribution costs of the funds. These fees are deducted prior to the allocation of the Plan’s investment earnings activity and thus not separately identifiable as an expense.

(11)	Reconciliation to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2010 and 2009:

	2010	2009

Net assets available for benefits per the financial statements	$26,100,209	$20,840,210

Participant loan amounts deemed distributed for tax purposes	(4,055)	(4,055)

Net assets available for benefits per the Form 5500	$26,096,154	$20,836,155

The following is a reconciliation of net increase in net assets available for benefits per the financial statements to the Form 5500 for the years ended December 31, 2010 and 2009:

	2010	2009

Net increase in net assets available for benefits per the financial statements	$5,259,999	$1,338,532

Employer contribution receivable	—	671,000
Change in participant loan amounts deemed distributed for tax purposes	—	(355)

Net increase in net assets available for benefits per Form 5500	$5,259,999	$2,009,177

(12)	Subsequent Event

Effective January 1, 2011 the Plan was amended to provide for automatic enrollment of eligible employees at 3% unless they elect otherwise.

STERLING BANCORP/STERLING NATIONAL BANK
401(k) PLAN

Employer Identification No. 13-2565216, Plan No. 003
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2010

(a)	(b)	(c)	(d)	(e)
	Identity of issuer, borrower or similar party	Description of investment	Shares/Units/ Rates of Interest	Current value

*	Sterling Bancorp	Common Stock	404,408.0426	$4,234,152

	Guaranteed Interest Accounts, at Fair Value
*	Principal Life Insurance Company:
	Guaranteed 5 Years	Guaranteed Inv. Contract maturing 12/31/10	4.0%	190,339
	Guaranteed 5 Years	Guaranteed Inv. Contract maturing 12/31/11	4.1%	170,476
	Guaranteed 5 Years	Guaranteed Inv. Contract maturing 12/31/12	3.9%	190,866
	Guaranteed 5 Years	Guaranteed Inv. Contract maturing 12/31/13	1.7%	193,191
	Guaranteed 5 Years	Guaranteed Inv. Contract maturing 12/31/14	1.6%	154,053

	Total Guaranteed Interest Accounts			898,925

	Pooled Separate Accounts, at Fair Value
*	Principal Life Insurance Company	Money Market Sep Acct	61,062.8752	3,115,159
*	Principal Life Insurance Company	Principal LifeTm 2030 Sep Acct	66,684.4153	1,078,750
*	Principal Life Insurance Company	Diversified Intl Sep Acct	17,862.6961	1,035,721
*	Principal Life Insurance Company	Lg Cap S&P 500 Index Sep Acct	19,554.0871	1,016,866
*	Principal Life Insurance Company	Large Cap Value III Sep Acct	66,018.6140	846,881
*	Principal Life Insurance Company	Small Cap Growth I Sep Acct	67,477.7171	817,463
*	Principal Life Insurance Company	Russ Life Bal Str Sep Acct	45,068.5839	787,740
*	Principal Life Insurance Company	Large Cap Growth Separate Acct	29,532.1677	748,950
*	Principal Life Insurance Company	Bond and Mtg Sep Acct	710.0271	667,058
*	Principal Life Insurance Company	Mid Cap Value I Separate Acct	15,710.7071	579,294
*	Principal Life Insurance Company	Principal LifeTm 2020 Sep Acct	32,198.9831	528,012
*	Principal Life Insurance Company	Mid Cap Blend Separate Acct	6,194.7195	521,179
*	Principal Life Insurance Company	Principal LifeTm 2010 Sep Acct	30,712.2960	484,577
*	Principal Life Insurance Company	Small Cap Blend Separate Acct	6,041.5986	461,854
*	Principal Life Insurance Company	Stock Emphasis Bal Sep Acct	13,967.1155	417,958
*	Principal Life Insurance Company	Principal LifeTm 2040 Sep Acct	25,534.7701	413,729
*	Principal Life Insurance Company	International Small Cap Sep Acct	5,841.8968	398,133
*	Principal Life Insurance Company	Russ Life Con Str Sep Acct	19,166.7355	332,418
*	Principal Life Insurance Company	U.S. Property Sep Acct	635.6654	316,056
*	Principal Life Insurance Company	Principal LifeTm 2050 Sep Acct	14,266.5805	222,109
*	Principal Life Insurance Company	Russ Life Mod Str Sep Account	10,015.6975	174,516
*	Principal Life Insurance Company	Russ Life Eq Growth St Sep Acct	11,296.7893	166,637
*	Principal Life Insurance Company	Russ Life Growth Str Sep Acct	7,549.2432	121,184
*	Principal Life Insurance Company	Mid Cap Growth III Sep Acct	6,176.2510	97,481
*	Principal Life Insurance Company	Principal LifeTm Str Inc Sep Acct	2,847.3940	43,456
*	Principal Life Insurance Company	Principal Financial Grp In Stk Sep Acct	1,653.3761	32,193
*	Principal Life Insurance Company	Small Cap Value II Sep Acct	1,936.7631	28,033

	Total Pooled Separate Accounts			15,453,407

(Continued)

STERLING BANCORP/STERLING NATIONAL BANK
401(k) PLAN

Employer Identification No. 13-2565216, Plan No. 003
Schedule H, Line 4i – Schedule of Assets (Held at End of Year) - Continued

December 31, 2010

(a)	(b)	(c)	(d)	(e)

	Identity of issuer, borrower or similar party	Description of investment	Shares/Units/ Rates of Interest	Current value

	Mutual Funds, at Fair Value
	Capital Research and Mgmt Co	Am Fds Grth Fd of Am R3 Fund	27,687.2032	830,062
	Capital Research and Mgmt Co	Am Funds Fdmntl Inv R3 Fund	20,115.1355	736,818
	American Century Inv. Mgmt.	Am Cent Heritage A Fund	35,931.3224	733,718
	Fidelity Management & Research	Fid Advisor Govt Income T Fund	64,614.2241	674,572
	Fidelity Management & Research	Fidelity Adv Technology T Fund	17,050.4414	413,132
	Capital Research and Mgmt Co	Am Fds EuroPacific Grth R3 Fd	10,020.1783	407,120
	American Century Inv. Mgmt.	Am Cent Sm Cap Val A Fund	33,528.5506	301,086
	MFS Investment Management	MFS Utilities A Fund	9,158.8143	150,388
	Neuberger Berman Mgmt. Inc.	Neub Berm Soc Resp Tr Fund	5,267.0510	91,910
	MFS Investment Management	MFS Value R2 Fund	96.7968	2,192

	Total Mutual Funds			4,340,998

*	Notes Receivable from Participants	Interest rates range from 5.25% to 10.25% with maturities ranging from 1 year to 28 years		774,063

				$25,701,545

*	Party-in-interest as defined by ERISA.

STERLING BANCORP/STERLING NATIONAL BANK
401(k) PLAN

Employer Identification No. 13-2565216, Plan No. 003
Schedule H, Line 4a Form 5500 – Schedule of Delinquent Participant Contributions

December 31, 2010

				Total Fully Corrected Under Voluntary Fiduciary Correction Program (VFCP) and Prohibited Transaction Exemption 2002-51

	Total that Constitute Nonexempt Prohibited Transactions

Participant Contributions Transferred Late to Plan	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP

$338	$—	$338	$—	$—

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the administrative committee of the Sterling Bancorp/Sterling National Bank 401(K) Plan has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

STERLING BANCORP/STERLING NATIONAL BANK 401(K) PLAN

Date: June 29, 2011	By:	/s/ Mindy Stern

Mindy Stern

(a member of the Plan’s Administrative Committee)

EXHIBIT INDEX

Sequential Exhibit Number	Description	Filed Herewith	Page No.

23.1	Consent of Independent Registered Public Accounting Firm- EisnerAmper LLP	X

23.2	Consent of Independent Registered Public Accounting Firm- Amper, Politziner & Mattia, LLP	X